Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ALMOST FAMILY, INC.

ALMOST FAMILY, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing that the proposed amendment be considered at the next annual meeting of stockholders. The resolution setting forth the proposed amendment is as follows:

RESOLVED: That the Board of Directors of the Corporation hereby approves and declares it advisable that the Restated Certificate of Incorporation be amended (the "Amendment") by deleting in its entirety the second paragraph of Article FOURTH – I, as previously amended, and replacing it with the following paragraph:

"The Corporation is authorized to issue 25,000,000 shares of common stock, par value $.10 per share ("Common Stock") and 2,000,000 shares of Series Preferred Stock, $.05 par value per share ("Preferred Stock")."

SECOND: That thereafter, pursuant to the resolution of its Board of Directors, such annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute was voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 13th day of October, 2008.

By:	/s/ William B. Yarmuth
Name: William B. Yarmuth

Title: Chairman, President and

Chief Executive Officer